Filed pursuant to Rule 253(g)(2)

File No. 024-12062

OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED FEBRUARY 8, 2023

(TO THE OFFERING CIRCULAR DATED JANUARY 31, 2023

AND QUALIFIED ON february 3, 2023)

CYBER APPS WORLD, INC.

(Exact name of registrant as specified in its charter)

Date: February 8, 2023

Nevada	5900	90-0314205
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

9436 W. Lake Mead Blvd., Ste. 5-53

Las Vegas NV 89134-8340

Telephone: 702-805-0632

(Address, including zip code, and telephone number
including area code, of registrant’s principal executive offices)

EXPLANATORY NOTE

This document (the “Supplement”) supplements and should be read in conjunction with the post-effective amendment to the offering circular of Cyber Apps World, Inc. (the “Company”) dated January 31, 2023 and qualified by the Commission on February 3, 2023 (“Offering Circular”).

The purpose of this Supplement is to disclose that the Company’s has set the fixed offering price at $0.04 per share. The Company will have 128,559,609 common shares issued and outstanding if it sells all of the shares it is offering at the offering price.

OFFERING CIRCULAR SUPPLEMENT DATED FEBRUARY 8, 2023

UP TO A MAXIMUM OF 112,500,000 SHARES OF COMMON STOCK

MINIMUM INDIVIDUAL INVESTMENT: None

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.04	None	Up to Maximum of $1,500,000